June 9, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attention: Melissa Raminpour, Branch Chief

Re:    Zoe’s Kitchen, Inc.
Form 10-K for Fiscal Year Ended December 26, 2016 (filed February 23, 2017)
Form 10-Q for the Quarter Ended April 17, 2017
File No. 001-36411

Dear Ms. Raminpour:
Zoe’s Kitchen, Inc., a Delaware corporation (the “Company”), submits this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) included in its letter dated June 5, 2017, relating to the Company’s Form 10-Q for the quarter ended April 17, 2017 (filed on May 25, 2017)(the “Form 10-Q”). For ease of reference, we have repeated the Staff’s comment below in bold and included our response immediately below such comment.
Form 10-Q for the Quarter Ended April 17, 2017
Exhibits 31.1 and 31.2 Section 302 Certifications

1. Please revise the introductory wording in paragraph 4 to disclose that “the registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant.” Also, please revise to add paragraph 4(b) which indicates that you have “designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.” See paragraph B(31) of Item 601 of Regulation S-K. Please file an amended Form 10-Q reflecting these changes.

RESPONSE:
In response to the Staff’s comment, on June 9, 2017, the Company filed an Amendment No. 1 (“Form 10-Q/A”) to the Form 10-Q for the sole and limited purpose of filing new Exhibits 31.1 and 31.2 in accordance with paragraph B(31) of Item 601 of Regulation S-K. No other changes have been made to the Form 10-Q.
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Ms. Raminpour
June 9, 2017

In the event that you have any questions concerning the above response or related issues, please contact me at your convenience at 469.466.4202 or sunildoshi@zoeskitchen.com.

Very truly yours,

By:	/s/ Sunil Doshi
Name: Sunil Doshi
Title: Chief Financial Officer